Filed pursuant to Rule 424(b)(2). Registration No. 333-139239. A filing fee of $1,130, calculated in accordance with Rule 457(r), has been transmitted to the SEC in connection with the additional shares of common stock issued pursuant to the exercise of an over-allotment option, offered by means of a prospectus supplement, dated December 12, 2006, and an accompanying prospectus from the registration statement filed December 11, 2006. The proposed maximum aggregate offering price has been calculated as 412,500 shares multiplied by $25.595 per share, the average of the high and low prices of our common stock on The New York Stock Exchange on December 13, 2006. This paragraph shall be deemed to update the “Calculation of Registration Fee” table in the registration statement referred to above.

PROSPECTUS SUPPLEMENT (Payment of Additional Fee)
(To Prospectus dated December 11, 2006)

412,500 Shares

Avista Corporation

Common Stock